File No. 812-15418

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

Partners Group Private Equity (Master Fund), LLC; Partners Group (USA) Inc.; Partners Group AG; Partners Group (UK) Limited; Partners Group (Luxembourg) S.A.; Partners Group (Guernsey) Limited; Partners Group Private Markets (Australia) Pty. Ltd; Partners Group Cayman Management I Limited; Partners Group Cayman Management III Limited; Partners Group Cayman Management IV Limited; Partners Group Investment ICC Limited; Partners Group Management Limited; Partners Group Management (Scots) LLP; Partners Group Management I S.à r.l.; Partners Group Management II Limited; Partners Group Management II S.à r.l.; Partners Group Management III S.à r.l.; Partners Group Management IV (EUR) S.à r.l.; Partners Group Management V (GBP) S.à r.l.; Partners Group Management VI (USD) S.à r.l.; Partners Group Management IX Limited; Partners Group Management V Limited; Partners Group Management VII Limited; Partners Group Management VIII Limited; Partners Group Management XI Limited; Partners Group Management XII Limited; Partners Group US Management II LLC; Partners Group US Management III LLC; Princess Management Limited; Partners Group (Italy) Global Value 2014; Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Equity 2016 (USD) C-I, L.P.; Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Fund I; Partners Group Generations (EUR) IC Limited; Partners Group Generations (GBP) IC Limited; Partners Group Generations (USD) IC Limited; Partners Group Generations S.A., SICAV-SIF; Partners Group Generations S.A., SICAV-SIF - Loan Access; Partners Group Generations S.A., SICAV-SIF - Private Markets (GBP); Partners Group Generations Access B, L.P.; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Multi-Asset Fund; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Private Equity Performance Holding Limited; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Princess Private Equity Holding Limited; The Partners Fund SICAV; The Partners Fund; Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF; Partners Group PC Direct Lending Fund, L.P.; Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF; Partners Group Multi Asset Credit VI S.C.A., SICAV-RAIF; Partners Group Private Credit Diversified Fund I (USD) A, L.P.; Partners Group Private Markets Credit Strategies 2020 (GBP) S.C.A., SICAV-RAIF; Partners Group Private Credit Strategy Finance, LLC; Partners Group Private Credit Strategy Finance II, LLC; Partners Group Private Credit Strategy (Master Fund), LLC; Partners Group D Infra 2020 Non-US RAV, L.P.; Partners Group D Infra 2020 US RAV, L.P.; Partners Group Direct Infrastructure 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF; Partners Group Direct Infrastructure 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group Direct Infrastructure 2020 (USD) A, L.P.; Partners Group Direct Infrastructure 2020 (USD), L.P. S.C.Sp., SICAV-RAIF; Partners Group Global Infrastructure 2018 (EUR), L.P. Inc.; Partners Group Global Infrastructure 2018 (EUR) S.C.A., SICAV-RAIF; Partners Group Subordinated Debt Fund 2018 (USD) C-I, L.P.; Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF – 2018 (EUR); Partners Group SLF Access, L.P.; Partners Group DE 2019 Non-US RAV, L.P.; Partners Group DE 2019 US RAV, L.P.; Partners Group Direct Equity IV (EUR) L.P. S.C.Sp., SICAV-RAIF; Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF; Partners Group Direct Equity IV (USD) A, L.P.; Partners Group Direct Equity IV (USD) C-I, L.P.; Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF; Partners Group Global Value 2017, L.P. Inc.; Partners Group Global Value 2017 S.C.A., SICAV-SIF; Partners Group Global Value 2018 CERPI; Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF; Partners Group Constellation Access III, PF L.P.; Partners Group Constellation Access IIIA, PF L.P.; Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF; Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF; Partners Group Sec 2020 Non-US RAV, PF L.P.; Partners Group Sec 2020 US RAV, PF L.P.; Partners Group Sec 2020 Conc. RAV, PF L.P.; Partners Group Secondary 2020 (USD) A, L.P.; Partners Group Secondary 2020 (USD) C-I, L.P.; Partners Group Secondary 2020 (USD) C, L.P. Inc.; Partners Group LIFE 2018 A, L.P.; Partners Group LIFE 2018 C-I, L.P.; Partners Group LIFE 2018 S.C.A., SICAV-RAIF; Partners Group Private Markets ELTIF SICAV; Partners Group Private Loans S.A., SICAV-SIF; Partners Group Private Loans S.A., SICAV-SIF - SUB-FUND I; WIN Alt IC Limited; Partners Group Private Equity II, LLC; Princess Direct Investments, L.P. Inc.; Princess Private Equity Subholding Limited; Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income; PG Partners Fund, L.P.; Princess Direct Investments, L.P. Inc.; Princess Private Equity Subholding Limited; Partners Group Lending Fund, LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

All Communications, Notices and Orders to:

Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103-6996 215-988-2700 joshua.deringer@faegredrinker.com

Copies to:

Robert M. Collins Partners Group (USA) Inc. 1114 Avenue of the Americas, 37th Floor New York, NY 10036 212-908-2600 robert.collins@partnersgroup.com

August 8, 2023

I.	INTRODUCTION

A.	Requested Relief:

Partners Group Private Equity (Master Fund), LLC and its related entities identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this first amended and restated application (the “Application”) would allow one or more Regulated Funds (as defined below) (including one or more BDC Downstream Funds (as defined below)) and/or one or more Affiliated Funds (as defined below) to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions set forth in this application (the “Conditions”).3

The Order sought by this Application would supersede and replace the exemptive order issued by the Commission to Partners Group (USA), Inc., et al. on July 6, 20174 under Sections 17(d) of the Act and Rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by Section 17(d) of the Act and Rule 17d-1 thereunder (the “Prior Order”), with the result that no person will continue to rely on the Prior Order if the Order is granted.

B.	Applicants Seeking Relief:

•	Partners Group Private Equity (Master Fund), LLC (“Fund”), a closed-end, management investment company registered under the Act;

•	Partners Group (USA) Inc. (“Partners Group”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and its successors;[5]

•	Partners Group AG (“Partners Group AG”), a corporation organized in Switzerland and an exempt reporting adviser under the Advisers Act, and its successors;

•	Partners Group (UK) Limited (“Partners Group UK”), a foreign private adviser under the Advisers Act;

•	Partners Group (Luxembourg) S.A. (“Partners Group Lux”), a foreign private adviser under the Advisers Act;

Partners Group (Guernsey) Limited (“Partners Group Guernsey”), a foreign private adviser under the Advisers Act.

[1]	Unless otherwise indicated, all section references herein are to the Act

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	No Regulated Fund (as defined below) or Affiliated Fund (as defined below) that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to sections 17(d) and 57(i) of the Act and no entity that relies on another such order of the Commission will rely on this Order.

[4]	Partners Group (USA), Inc., et al., (File No. 812-14193-01) Investment Company Act Rel. Nos. 32667 (June 1, 2017) (notice) and 32726 (July 6, 2017) (order).

[5]	The term “successor,” as applied to an Adviser (as defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•	The following entities, each of which serves as the general partner or fund manager of one or more Affiliated Funds: Partners Group Cayman Management I Limited (“PGCM I”); Partners Group Cayman Management III Limited (“PGCM III”); Partners Group Cayman Management IV Limited (“PGCM IV”); Partners Group Investment ICC Limited (“PGIICC”); Partners Group Management Limited (“PGML”); Partners Group Management (Scots) LLP (“PGMS LLP”); Partners Group Management I S.à r.l. (“PGMS I”); Partners Group Management II Limited (“PGML II”); Partners Group Management II S.à r.l. (“PGMS II”); Partners Group Management III S.à r.l. (“PGMS III”); Partners Group Management IV (EUR) S.à r.l. (“PGMS IV EUR”); Partners Group Management V (GBP) S.à r.l. (“PGMS V GBP”); Partners Group Management VI (USD) S.à r.l. (“PGMS VI USD”); Partners Group Management IX Limited (“PGML IX”); Partners Group Management V Limited (“PGML V”); Partners Group Management VII Limited (“PGML VII”); Partners Group Management VIII Limited (“PGML VIII”); Partners Group Management XI Limited (“PGML XI”); Partners Group Management XII Limited (“PGML XII”); Partners Group US Management II LLC (“PGUSM II”); Partners Group US Management III LLC (“PGUSM III”); Partners Group Private Markets (Australia) Pty. Ltd (“Partners Group Australia”); Princess Management Limited (“Princess” and collectively with Partners Group UK, Partners Group Lux, Partners Group Guernsey, Partners Group Australia, PGCM I, PGCM III, PGCM IV, PGIICC, PGML, PGMS LLP, PGMS I, PGML II, PGMS II, PGMS III, PGMS IV EUR, PGMS V GBP, PGMS VI USD, PGML IX, PGML V, PGML VII, PGML VIII, PGML XI, PGML XII, PGUSM II, PGUSM III, the “General Partner Advisers”); and

•	The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (the “Existing Affiliated Funds” and, together with the Fund, Partners Group, Partners Group AG, and the General Partner Advisers, the “Applicants”).

C.	Defined Terms

“Adviser” means any Existing Adviser (defined below) and any Future Adviser (defined below). The Advisers are also collectively referred to herein as “PG”.

“Affiliated Fund” means any Existing Affiliated Fund or any entity (a) whose investment adviser (and sub-adviser(s), if any) are an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, or (y) relies on the Rule 3a-7 exemption from investment company status or (z) does not meet the definition of an investment company under the 1940 Act and qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of the Code (defined below) because substantially all of its assets would consist of real properties, (c) that intends to participate in the Co-Investment Program, and (d) that is not a BDC Downstream Fund. No Existing Affiliated Fund is a BDC Downstream Fund.

“BDC” means a business development company under the Act.6

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser (and sub-adviser(s), if any) are an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

[6]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the other Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Existing Adviser” means Partners Group, Partners Group AG and each General Partner Adviser.

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (i) controls, is controlled by or is under common control with Partners Group, Partners Group AG or any General Partner Adviser, (ii) (a) is registered as an investment adviser under the Advisers Act, or (b) is an exempt reporting adviser under the Advisers Act, or (c) a foreign private adviser under the Advisers Act, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and sub-adviser(s), if any) are an Adviser, and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a director or trustee or manager of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Fund, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.7

“SBA” means the Small Business Administration.

“SBA Act” means the Small Business Investment Act of 1958, as amended.

“SBIC Subsidiary” means a wholly-owned consolidated subsidiary that is licensed by the SBA to operate under the SBA Act as a small business investment company.

[7]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)	it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means any entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this application; and (iv) (A) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, or (B) qualifies as a REIT within the meaning of Section 856 of the Code because substantially all of its assets would consist of real properties. The Fund has formed Wholly-Owned Investment Subs.

II.	APPLICANTS

A.	The Fund

The Fund is a Delaware limited liability company organized as a closed-end management investment company registered under the Act. The Fund was organized on August 4, 2008. As of March 31, 2023, the Fund had net assets of approximately $13.6 billion. The Fund’s investment adviser is Partners Group.

The Fund’s Objectives and Strategies are to seek attractive long-term capital appreciation by investing in a globally diversified portfolio of private equity investments. The Fund’s investments include: (i) direct investments in the equity and/or debt of operating companies; (ii) primary and secondary investments in private equity funds managed by third-party managers; and (iii) listed private equity investments, such as business development companies.

The Fund is managed by a Board currently comprised of five persons, four of whom are Independent Directors. The Fund has elected to be treated for federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

B.	Partners Group

Partners Group, a Delaware corporation, is a wholly-owned subsidiary of Partners Group Holding AG (“Partners Group Holding”) and an investment adviser registered with the Commission under the Advisers Act. Partners Group Holding is a corporation organized in Switzerland on January 24, 1997, with assets under management by its affiliates of approximately $135 billion as of December 31, 2022.

Partners Group was established on May 10, 2000 and, as of March 31, 2023, had approximately $21.4 billion of regulatory assets under management. Partners Group serves as investment adviser to the Fund and manages the Fund’s portfolio in accordance with its Objectives and Strategies. Partners Group makes investment decisions for the Fund including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of the Fund, subject to the oversight of the Fund’s Board. Partners Group’s “investment team” is currently comprised of Hal Avidano, Todd Bright, Robert Collins, Adam Howarth, Ron Lamontagne, Benjamin Lorenz, Lorenzo Papi, Joel Schwartz, Anthony Shontz , Tom Stein and Henrik Stutz. Partners Group’s investment team is currently responsible for the portfolio management of the Fund.

C.	Partners Group AG

Partners Group AG is a corporation organized in Switzerland on January 12, 1996 and an exempt reporting adviser under the Advisers Act. Partners Group AG is registered with the Swiss Financial Markets Authority (FINMA) and provides investment recommendations to Partners Group with respect to its clients’ portfolios in accordance with the Unibanco line of no-action letters.8 Partners Group maintains ultimate investment discretion as to whether such recommendations will translate into investments made by its clients.

D.	Partners Group UK

Partners Group UK is a private limited company formed in the United Kingdom on April 27, 2004. Partners Group UK is a foreign private adviser under the Advisers Act. Partners Group UK has been authorized by the UK Financial Conduct Authority (FCA) to act as an Alternative Investment Fund Manager (“AIFM”) and also has permission to provide certain additional investment management or advisory services to certain Affiliated Funds.

E.	Partners Group Lux

Partners Group Lux is a société anonyme formed in Luxembourg on April 27, 2005 and a foreign private adviser under the Advisers Act. Partners Group Lux is registered with the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) and has been authorized by the CSSF to act as an AIFM. Partners Group Lux provides investment risk management services to certain Affiliated Funds.

F.	Partners Group Guernsey

Partners Group Guernsey is a company limited by shares incorporated in Guernsey on June 11, 1999, and a foreign private adviser under the Advisers Act. Partners Group Guernsey is licensed with the Guernsey Financial Services Commission (GFSC) and provides administrative services to Partners Group with respect to its clients. Partners Group Guernsey also serves as General Partner to Affiliated Funds.

G.	General Partner Advisers

Each General Partner Adviser serves as the general partner, fund manager or AIFM of one or more Affiliated Funds as set forth on Appendix A to this Application. Where applicable, investment decisions are made by the relevant affiliated investment committees and the respective General Partner signs-off or otherwise ratifies such decisions. Each General Partner Adviser is a foreign private adviser under the Advisers Act.

K.	Existing Affiliated Funds

Each Existing Affiliated Fund is a privately-offered fund that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act. A complete list of the Existing Affiliated Funds is included in Appendix A.

[8]	See, e.g., Uniao de Bancos de Brasileiros S.A. (pub. Avail. July 28, 1992) (“Unibanco”); Mercury Asset Management plc (pub. avail. Apr. 16, 1993); ABN AMRO Bank N.V. (pub. avail. July 1, 1997); and Royal Bank of Canada et al. (pub. avail. June 3, 1998); See also, Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Investment Advisers Act Release No. 3222 (June 22, 2011).

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act without an exemptive order from the Commission. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications. Unlike the precedent, the Advisers, other than Partners Group (which is a registered investment adviser under the Advisers Act) and Partners Group AG (which is an exempt reporting under the Advisers Act), are foreign private advisers under the Advisers Act that are not registered as investment advisers with the Commission. However, as discussed below, all of the Applicants’ investment activities are conducted within a global, centralized investment committee and allocation process, which is overseen by a unified global compliance program that has complete transparency into the activities of all of the Advisers from within the U.S., regardless of their regulatory status under the Advisers Act. Furthermore, the global processes and compliance program would ensure that the Commission has complete transparency into the Co-Investment Program and the Advisers involved with the Co-Investment Program through its access to Partners Group.

A.	Overview

Applicants include the Fund, the Existing Affiliated Funds, and the Advisers, which currently manage or serve as the general partners or AIFMs to the Fund and the Existing Affiliated Funds, with aggregate regulatory assets under management of approximately $135 billion as of December 31, 2022. Each Adviser, as applicable, manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the Regulated Funds, the Act.

The Advisers have established rigorous processes for ensuring compliance with the Prior Order and for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

All of PG’s investment opportunities are sourced through local teams of investment professionals located around the globe who refer all potential investments into PG’s centralized investment committee process for commercial analysis. Concurrent with this investment analysis process, PG’s portfolio management team allocates all prospective investment opportunities in the pipeline in a systematic, rules-based manner among all of the Affiliated Funds and other non-fund clients in accordance with client investment mandates, investment appetite, and tax, legal and risk management considerations. This allocation process results in the generation of a single proposed allocation for each investment opportunity on which all eligible clients are represented, ensuring a highly transparent and auditable process. This is true regardless of where the investment opportunity is located and regardless of which Adviser is in contractual privity with the client. Each and every investment sourced by PG and ultimately invested in by any Adviser’s clients undergoes analysis and allocation via these centralized processes, the evidence of which is housed within PG’s globally accessible information systems.

PG’s global investment due diligence process is conducted by the firm’s global investment committee and various specialist investment committees. These investment committees are composed of the firm’s most senior investment professionals from around the globe. In addition, and as explained in further detail below, each and every member of these investment committees is a supervised person from an Advisers Act perspective within Partners Group’s compliance program. All supervised persons are subject to the compliance policies and procedures of the PG registered investment adviser (Partners Group) and by that must comply with all applicable U.S. securities laws (this obligation is acknowledged in writing by all supervised persons on an annual basis). All supervised persons are under the supervision of the United States-based chief compliance officer and compliance team. Furthermore, all potential investments by PG must undergo this investment committee review process, including investments made by a Regulated Fund.

If an investment proceeds through this initial due diligence review in the investment committee process, the relevant investment committee will recommend execution of the investment by the Advisers, who in turn independently analyze the investment with their specific advisory clients’ interests in mind. Partners Group conducts such analysis through its own independent investment committees, while boards of directors do so for the General Partner Advisers. These Adviser specific investment committees leverage PG’s documentation of the global, centralized investment committee process by accessing all of the investment due diligence materials generated by that process via PG’s globally accessible information systems, thereby achieving information sharing efficiencies in this multiple-layered investment committee process.

Concurrent with PG’s global, centralized investment committee process described above, PG’s portfolio allocation team generates prospective investment allocations among all of the firm’s clients for all investment opportunities being considered by PG’s investment committees. This centralized control of the allocation process is inherently necessary to determine (i) which of the Advisers’ clients have appetite and capacity for each investment being reviewed in accordance with each client’s investment mandate, investment objectives and risk profile, (ii) fulfill each Adviser’s fiduciary duty and (iii) ensure that all clients are treated fairly and equitably across the globe. The portfolio allocation team updates prospective allocations throughout the process as investment specifics (e.g., transaction size) change, using a systematic, quantitative approach to allocate investments among all of PG’s clients based on numerous factors including each client’s investment objectives. All of the aforementioned investment committee members (all of whom are supervised persons of Partners Group) have real-time access to prospective allocations of investments to all of the firm’s clients via PG’s globally integrated information systems.

If an investment is approved in the investment committee process, the investment is executed by Partners Group AG, Partners Group UK and/or Partners Group pursuant to the direction of the Advisers. As with portfolio management, investment execution is also centralized in order to streamline the process. To facilitate this administrative efficiency, all investment execution documentation is also uploaded into PG’s globally accessible information systems.

All investment due diligence books and records relevant to all of PG’s investment opportunities are managed by Partners Group AG and are entered into PG’s globally accessible information systems. Similarly, all investment execution documentation is managed by Partners Group AG, Partners Group UK and Partners Group, as applicable, and also entered into PG’s globally accessible information systems. Accordingly, all books and records related to any potential or actual investments made, or not made, under PG’s direction would be readily accessible by any operating entity of the firm, including Partners Group in the U.S., and maintained in a manner consistent with the Advisers Act and Rule 204-2 thereunder.

Because of their aforementioned prominent roles in the global, centralized investment committee process PG classifies two of its operating entities (Partners Group AG and Partners UK) as “Participating Affiliates” (unregistered affiliates of a registered investment adviser that participate in the advisory activities of Partners Group in accordance with Commission staff guidance).9

1.

The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

[9]	See note 8, supra.

a.	Identification and Consideration of Investment Opportunities

PG’s centralized investment committee process described above ensures that each relevant portfolio manager, investment team and/or investment committee that is responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Adviser considering the opportunity for its clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, investment teams and/or investment committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).10 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable investment team or investment committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Fund or Affiliated Funds.

[10]	Representatives from each Adviser to a Regulated Fund are members of each investment team or investment committee, or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant investment team or investment committee. The allocation memorandum for each Potential Co-Investment Transaction will document the opportunities considered and recommendations by the investment committee. The allocation memorandum is prepared by PG’s risk management team and submitted to the respective investment committees for consideration. Investment committee decisions are documented in the minutes of the applicable investment committee’s meeting, and allocation memoranda are stored and maintained in PG’s proprietary recordkeeping system and are within the scope of Rule 204-2 under the Advisers Act.

b.	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with PG’s portfolio allocation team and any applicable investment teams and/or investment committees, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable investment team or investment committee may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, committed capital, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, PG’s portfolio allocation team will formulate a proposed order amount. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers’ written allocation policies and procedures, by PG’s portfolio allocation team on which senior management, legal and compliance personnel from that area participate or by such applicable Adviser’s investment team or committee.11 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.12 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund as it applies to such Regulated Fund.13

[11]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

[12]	The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

[13]	Because of the global nature of PG’s compliance program, Partners Group’s chief compliance officer, and the Commission and its staff would have full access to any and all books and records pertaining to any Co-Investment Transaction of the proposed Co-Investment Program, maintained in accordance with Rule 204-2 under the Adviser Act pursuant to Partners Group AG’s and Partners Group UK’s status as Participating Affiliates. There are no documents or records referenced in this Application that would not fall within the requirements of Rule 204-2 under the Advisers Act.

c.	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract enforceable by such Independent Party) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments (as each term is defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not, and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order. The Order, if granted, would permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds hold Pre-Boarding Investments and have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

a.	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,14 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

[14]	See note 34, below.

b.	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. above and governed by Condition 7.

a.	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;15 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

[15]	See note 32, below.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;16 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

b.	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.17 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

[16]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long-term liabilities.

[17]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[18] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent the availability of an applicable rule under the Act or an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.19

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

[18]	Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

[19]	See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”). Depending on the nature of an Adviser’s sub-advisory role with an Affiliated Fund, it could be deemed to control such Affiliated Fund, which would necessitate the requested relief.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.20 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)… is to prevent… injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”21 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”22

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

[20]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[21]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[22]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Existing Adviser or an entity that controls, is controlled by, or under common control with an Existing Adviser, is the investment adviser (and sub-adviser, if any) to each of the Regulated Funds and the Affiliated Funds; (ii) an Adviser to Future Affiliated Funds will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control, any other Affiliated Fund; (iii) Partners Group is the investment adviser to, and may be deemed to control, the existing Regulated Funds; (iv) an Adviser will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control any other Future Regulated Funds; and (v) each BDC Downstream Fund will be deemed to be controlled by its parent BDC and/or its BDC parent’s Adviser or certain of its parent BDC’s subsidiaries. Thus each Regulated Fund and each Affiliated Fund may be deemed to be a person related to a BDC or BDC Downstream Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions with the Regulated Funds without the Order. Further, because the BDC Downstream Funds and Wholly-Owned Investment Subsidiaries will be controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs would be subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act) and thus would also be subject to the provisions of Rule 17d-1, and therefore, would be prohibited from participating in Co-Investment Transactions without the Order. Finally, the Advisers are under common control.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.23 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. The relief requested in this Application with respect to Follow-On Investments is based on the application of BlackRock Capital Investment Corporation and its affiliates, for which an order was issued on April 14, 202224 (the “BlackRock Order”) and the temporary relief granted by the Commission on April 8, 2020.25 Applicants submit that the procedures set forth as Conditions for the relief requested herein are consistent with, or expand, the range of investor protection found in the cited orders.

[23]	See, e.g., Constitution Capital Access Fund, LLC, et al. (File No. 812-15367) Investment Company Act Rel. Nos. 34828 (February 7, 2023) (notice) and 34851 (March 7, 2023) (order); Ares Capital Corporation, et al. (File No. 812-15368) Investment Company Act Rel. Nos. 34699 (September 8, 2022) (notice) and 34722 (September 30, 2022) (order); John Hancock Asset-Based Lending Fund, et al. (File No. 812-15286) Investment Company Act Rel. Nos. 34690 (August 29, 2022) (notice) and 34718 (September 26, 2022) (order); Cypress Creek Private Strategies Master Fund, L.P., et al. (File No. 812-15283) Investment Company Act Rel. Nos. 34645 (July 11, 2022) (notice) and 34666 (August 8, 2022) (order); Blackstone Floating Rate Enhanced Income Fund, et al. (File No. 812-15317) Investment Company Act Rel. Nos. 34581 (May 11, 2022) (notice) and 34612 (June 7, 2022); Stellus Capital Investment Corporation, et al. (File No. 812-15255) Investment Company Act Rel Nos. 34566 (April 11, 2022) (notice) and 34579 (May 9, 2022) (order); and BlackRock Capital Advisors, et al. (File No. 812-15259) Investment Company Act Rel. Nos. 34558 (April 14, 2022) (order) and Nos. 34535 (March 18, 2022) (notice). As discussed above, this Application is similar to the above-referenced precedent; provided that, with the exception of Partners Group, the Advisers are foreign entities that are not registered with the Commission as investment advisers. However, as discussed in this Application, PG has global, integrated allocation, investment, execution and compliance programs that will allow the Commission full access and transparency to the Co-Investment Program and its books and records.

[24]	BlackRock Capital Advisors, et al. (File No. 812-15259) Investment Company Act Rel. Nos. 34558 (April 14, 2022) (order) and Nos. 34535 (March 18, 2022) (notice).

[25]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021).

Applicants believe that the relief requested herein is consistent with the policy underlying the Prior Order,26 the BlackRock Order, and the prior applications of Constitution Capital Access Fund, LLC and its affiliates, for which an order was issued on March 7, 2023,27 Ares Capital Corporation and its affiliates, for which an order was issued on September 30, 2022,28 and Stellus Capital Investment Corporation and its affiliates, for which an order was issued on May 9, 2022,29 as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

[26]	See note 5, supra.

[27]	Constitution Capital Access Fund, LLC, et al. (File No. 812-15367) Investment Company Act Rel. Nos. 34828 (February 7, 2023) (notice) and 34851 (March 7, 2023) (order).

[28]	Ares Capital Corporation, et al. (File No. 812-15368) Investment Company Act Rel. Nos. 34699 (September 8, 2022) (notice) and 34722 (September 30, 2022) (order).

[29]	Stellus Capital Investment Corporation, et al. (File No. 812-15255) Release No. IC-34579 (May 9, 2022) (order), Release No. IC-34556 (April 11, 2022) (notice).

All of Applicants’ investment activities are conducted within a global, centralized investment committee and allocation process and overseen by a unified, global compliance program. Together the global processes and compliance program would ensure that the Commission and its staff have complete transparency into the Co-Investment Program and the Advisers involved with the Co-Investment Program through its access to Partners Group. Because Participating Affiliates are involved in the investment committee, portfolio allocation and investment execution processes, all documentation relevant to the Co-Investment Program would be subject to Commission and staff oversight. In particular, documentation and personnel relevant to the proposed Co-Investment Program would necessarily be subject to Commission and staff oversight in at least three ways:

-- First, the Commission or its staff could demand to examine books and records of Partners Group, a registered investment adviser subject to Commission examination authority, and Partners Group itself can access any and all documentation produced at any stage of the investment process. Access to such information is readily available due to the operational necessities and integration of PG’s global business.

-- Second, the Commission and its staff have explicit examination authority over Partners Group, including the compliance program of Partners Group, which oversees all personnel that would be involved in the proposed Co-Investment Program. Each PG employee involved in providing investment advice to Partners Group clients is a supervised person of Partners Group subject to its compliance program and direct supervisory oversight of the United States based chief compliance officer and compliance team. Additionally, Partners Group’s code of ethics, which is far broader than the requirements of Rule 204A-1, makes clear that all supervised persons must comply with all applicable U.S. securities laws and act in a manner consistent with the fiduciary duty that Partners Group owes to its clients.

-- Third, the Commission has jurisdiction in the federal courts of the United States over the investment advisory activities related to Partners Group’s clients conducted by Participating Affiliates. Accordingly, such jurisdiction would also translate into the proposed Co-Investment Program itself being subject to jurisdiction of the federal courts of the United States. Therefore, no investment advice rendered in accordance with the Co-investment Program is outside of the Commission staff’s purview. Further, every PG employee involved in the global, centralized investment committee process is not only deemed an associated person of Partners Group, but is also treated as an “access person” under Partners Group’s code of ethics.

This global compliance program will be a key element in ensuring that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions.

(a)	The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)	When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions.

(a)

If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)	If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)	After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)	the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)	the transaction is consistent with:

(A)	the interests of the Regulated Fund’s equity holders; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)	the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)	the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)	any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)	the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[30] financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.	Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[31] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

[30]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[31]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

5.

Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a)	General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)	the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)	Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)	No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)	(A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[32] (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)	each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)	Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

[32]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition

7.	Enhanced Review Dispositions.

(a)	General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)	the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)	the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)	Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)	the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)	the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)	Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)	Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)	Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)	Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[33] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)	No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a)	General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)	the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)	No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)	(A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[34] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

[33]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

[34]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(ii)	it is a Non-Negotiated Follow-On Investment.

(c)	Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i)	the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)	the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)	Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.	Enhanced Review Follow-Ons.

(a)           General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)	the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)	the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)	Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)	Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)	Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)	Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)	No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i)	the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)	the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)	Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval.

(a)	Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)	All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)	Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the Conditions of the Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)	The Eligible Directors will consider at least annually: (i) the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions; and (ii) the continued appropriateness of any Board-Established Criteria.

11.	Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.	Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.	Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by any Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.

Transaction Fees.[35] Any transaction fee (including break-up, structuring, monitoring or commitment fees, but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.	Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

1.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Robert M. Collins Partners Group (USA) Inc. 1114 Avenue of the Americas, 37th Floor New York, NY 10036 212-908-2600 Robert.Collins@partnersgroup.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

[35]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

 Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

Joshua.Deringer@faegredrinker.com

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Fund, pursuant to resolutions attached hereto as Exhibit B.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

In accordance with Rule 0-5 under the 1940 Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

2.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so.

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of August, 2023.

Partners Group Private Equity (Master Fund), LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

By:	/s/ Helen Yankilevich
Name:	Helen Yankilevich
Title:	COO

Partners Group (USA) Inc.

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Partner

By:	/s/ Joel Schwartz
Name:	Joel Schwartz
Title:	Partner

Partners Group AG

By:	/s/ Tobias Giesser
Name:	Tobias Giesser
Title:	Managing Director

By:	/s/ Warwick McDonald
Name:	Warwick McDonald
Title:	Regional Head

By: Partners Group (UK) Limited
On behalf of itself and as authorised corporate director of:
Partners Group Generations Fund I

By:	/s/ Michael Bryant
Name:	Michael Bryant
Title:	Director

By:	/s/ Christopher Bone
Name:	Christopher Bone
Title:	Director

Partners Group (Luxembourg) S.A.
On behalf of itself and as management compnay of:
Partners Group (Italy) Global Value 2014
Partners Group Generations S.A., SICAV-SIF
Partners Group Generations S.A., SICAV-SIF – Loan Access
Partners Group Generations S.A., SICAV-SIF – Private Markets (GBP)

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Partners Group Private Loans S.A., SICAV-SIF
On behalf of itself and its sub-fund:
Partners Group Private Loans S.A., SICAV-SIF- SUB-FUND I

By:	/s/ Arnaud Lambillon
Name:	Arnaud Lambillon
Title:	Director

By:	/s/ Malte Zybulski
Name:	Matle Zybulski
Title:	Manager

Partners Group Private Markets ELTIF SICAV

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

By:	/s/ Maria Pena Lopez
Name:	Maria Pena Lopez
Title:	Authorized Signatory

Executed by Partners Group Cayman Management I Limited
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) A, L.P.
Partners Group Direct Infrastructure 2016 (USD) A, L.P.
Partners Group Secondary 2015 (USD) A, L.P.
Partners Group Private Credit Diversified Fund I (USD) A, L.P.
Partners Group Direct Infrastructure 2020 (USD) A, L.P.
Partners Group Direct Equity IV (USD) A, L.P.
Partners Group Secondary 2020 (USD) A, L.P.
Partners Group LIFE 2018 A, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

Executed by Partners Group Cayman Management III Limited
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) C-I, L.P.
Partners Group Subordinated Debt Fund 2018 (USD) C-I, L.P.
Partners Group Direct Equity IV (USD) C-I, L.P.
Partners Group Secondary 2020 (USD) C-I, L.P.
Partners Group LIFE 2018 C-I, L.P.
Partners Group PC Direct Lending Fund, L.P.

By:	/s/ Samantha le Marquand
Name:	Samantha le Marquand
Title:	Authorized Signatory

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

Executed by Partners Group Cayman Management IV Limited
On behalf of itself and as manager of
Partners Group Global Value 2018 CERPI

By:	/s/ Tobias Giesser
Name:	Tobias Giesser
Title:	Managing Director

By:	/s/ Peter Wu
Name:	Peter Wu
Title:	Board Member and CEO

Executed by Partners Group Management VIII Limited
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.
Partners Group Direct Equity 2016 (EUR), L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management VII Limited
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) C, L.P
Partners Group Direct Equity 2016 (USD) C-G, L.P.
Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management V Limited
On behalf of itself and as general partner of
Partners Group Emerging Markets 2015, L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management XI Limited
On behalf of itself and as general partner of
Partners Group Global Growth 2014, L.P. Inc.
Partners Group Secondary 2015 (USD) C, L.P.
Partners Group Secondary 2020 (USD) C, L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management IX Limited
On behalf of itself and as general partner of
Partners Group Global Infrastructure 2012, L.P. Inc

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management Limited
On behalf of itself and as general partner of
Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.
Partners Group Global Infrastructure 2018 (EUR), L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management II Limited
On behalf of itself and as general partner of
Partners Group Global Value 2014, L.P. Inc.
Partners Group Secondary 2015 (EUR), L.P. Inc.
PG Partners Fund, L.P.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management XII Limited
On behalf of itself and as general partner of
Partners Group Global Value 2017, L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management (Scots) LLP
On behalf of itself and as general partner of
Partners Group D Infra 2020 Non-US RAV, LP
Partners Group D Infra 2020 US RAV, L.P.
Partners Group SLF Access, L.P.
Partners Group DE 2019 Non-US RAV, L.P.
Partners Group DE 2019 US RAV, L.P.
Partners Group Constellation Access III, PF L.P.
Partners Group Constellation Access IIIA, PF L.P.
Partners Group Sec 2020 Non-US RAV, PF L.P.
Partners Group Sec 2020 US RAV, PF L.P.
Partners Group Sec 2020 Conc. RAV, PF L.P.
Partners Group Generations Access B, L.P.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management I S.à r.l.
On behalf of itself and as general partner of
Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF
Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF
Partners Group Direct Infrastructure 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Global Infrastructure 2018 (EUR) S.C.A., SICAV-RAIF
Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF – 2018 (EUR)
Partners Group Direct Equity IV (EUR) L.P. S.C.Sp., SICAV-RAIF
Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Executed by Partners Group Management VI (USD) S.à r.l.
On behalf of itself and as general partner of
Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Executed by Partners Group Management V (GBP) S.à r.l.
On behalf of itself and as general partner of
Partners Group Private Markets Credit Strategies 2020 (GBP) S.C.A., SICAV-RAIF
Partners Group Multi Asset Credit VI S.C.A., SICAV-RAIF

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Executed by Partners Group Management II S.à r.l.
On behalf of itself and as general partner of
Partners Group Direct Infrastructure 2020 (USD), L.P. S.C.Sp., SICAV-RAIF
Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF
Partners Group LIFE 2018 S.C.A., SICAV-RAIF

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Executed by Partners Group Management III S.à r.l.
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF
Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Value 2014 (EUR) S.C.A., SICAR,
Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF
Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF
Partners Group Global Value 2017 S.C.A., SICAV-SIF
Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

By Partners Group Management IV (EUR) S.à r.l.
On behalf of itself and as general partner of
Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF
Partners Group Direct Infrastructure 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF
Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Executed by Partners Group US Management II LLC
on behalf of itself and as manager of
Partners Group Private Equity II, LLC

By:	/s/ Ron Lamontagne
Name:	Ron Lamontagne
Title:	Authorized Signatory

By:	/s/ Philip Wolf
Name:	Philip Wolf
Title:	Authorized Signatory

Executed by Partners Group US Management III LLC
on behalf of itself and as manager of
Partners Group Private Credit Strategy Finance, LLC
Partners Group Private Credit Strategy (Master Fund), LLC
Partners Group Private Credit Strategy Finance II, LLC

By:	/s/ Christopher Hardinson
Name:	Christopher Hardinson
Title:	Authorized Signatory

By:	/s/ Michael Villegas
Name:	Michael Villegas
Title:	Director

Executed by Partners Group Private Markets (Australia) Pty. Ltd.
On behalf of itself and as investment manager of
Partners Group Global Multi-Asset Fund

By:	/s/ Martin Scott
Name:	Martin Scott
Title:	Director

By:	/s/ Michelle Peterson
Name:	Michelle Peterson
Title:	Company Secretary

Partners Group Global Value SICAV

By:	/s/ Daniel Van Hove
Name:	Daniel Van Hove
Title:	Director

By:	/s/ Helene Muller Schwiering
Name:	Helene Muller Schwiering
Title:	Member of the Board

The Partners Fund SICAV

By:	/s/ Alex Wiederkehr
Name:	Alex Wiederkehr
Title:	Manager

By:	/s/ Arnaud Lambillon
Name:	Arnaud Lambillon
Title:	Director

Executed by Partners Group (Guernsey) Limited
On behalf of itself and on behalf of
The Partners Fund
Partners Group Investment ICC Limited
Princess Private Equity Holding Limited
Partners Group Private Equity Performance Holding Limited
WIN Alt IC Limited
Princess Management Limited
Partners Group Generations (EUR) IC Limited
Partners Group Generations (GBP) IC Limited
Partners Group Generations (USD) IC Limited
Princess Direct Investments, L.P. Inc.
Princess Private Equity Subholding Limited

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Director

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorised Signatory

Partners Group Lending Fund, LLC

By:	/s/ Bradley Eggers
Name:	Bradley Eggers
Title:	Authorized Signatory

By:	/s/ Brian Igoe
Name:	Brian Igoe
Title:	Authorized Signatory

APPENDIX A

An Adviser serves as the investment adviser or AIFM to all Existing Affiliated Funds as set forth below:

A.	Adviser is Partners Group

1.	Partners Group Lending Fund, LLC

B.	Adviser is Partners Group UK

1.	Partners Group Generations Fund I

C.	Adviser is Partners Group Lux

1.	Partners Group (Italy) Global Value 2014

2.	Partners Group Private Loans S.A., SICAV-SIF

3.	Partners Group Private Loans S.A., SICAV-SIF - SUB-FUND I

4.	Partners Group Private Markets ELTIF SICAV

5.	Partners Group Generations S.A., SICAV-SIF

6.	Partners Group Generations S.A., SICAV-SIF – Loan Access

7.	Partners Group Generations S.A., SICAV-SIF – Private Markets GBP

D.	Adviser is Partners Group Guernsey

1.	The Partners Fund

2.	Partners Group Investment ICC Limited

3.	Princess Private Equity Holding Limited

4.	Partners Group Private Equity Performance Holding Limited

5.	WIN Alt IC Limited

6.	Princess Management Limited

7.	Partners Group Generations (EUR) IC Limited

8.	Partners Group Generations (GBP) IC Limited

9.	Partners Group Generations (USD) IC Limited

10.	Princess Direct Investments, L.P. Inc.

11.	Princess Private Equity Subholding Limited

E.	Adviser is PGCM I

1.	Partners Group Direct Equity 2016 (USD) A, L.P.

2.	Partners Group Direct Infrastructure 2016 (USD) A, L.P.

3.	Partners Group Secondary 2015 (USD) A, L.P.

4.	Partners Group Private Credit Diversified Fund I (USD) A, L.P.

5.	Partners Group Direct Infrastructure 2020 (USD) A, L.P.

6.	Partners Group Direct Equity IV (USD) A, L.P.

7.	Partners Group Secondary 2020 (USD) A, L.P.

8.	Partners Group LIFE 2018 A, L.P.

F.	Adviser is Partners Group Australia

1.	Partners Group Global Multi-Asset Fund

G.	Adviser is PGCM III

1.	Partners Group Direct Equity 2016 (USD) C-I, L.P.

2.	Partners Group Subordinated Debt Fund 2018 (USD) C-I, L.P.

3.	Partners Group Direct Equity IV (USD) C-I, L.P.

4.	Partners Group Secondary 2020 (USD) C-I, L.P.

5.	Partners Group LIFE 2018 C-I, L.P.

6.	Partners Group PC Direct Lending Fund, L.P.

H.	Adviser is PGCM IV

1.	Partners Group Global Value 2018 CERPI

I.	Adviser is PGIICC

1.	WIN Alt IC Limited

J.	Adviser is PGML

1.	Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.

2.	Partners Group Global Infrastructure 2018 (EUR), L.P. Inc.

K.	Adviser is PGMS LLP

1.	Partners Group D Infra 2020 Non-US RAV, LP

2.	Partners Group D Infra 2020 US RAV, L.P.

3.	Partners Group SLF Access, L.P.

4.	Partners Group DE 2019 Non-US RAV, L.P.

5.	Partners Group DE 2019 US RAV, L.P.

6.	Partners Group Constellation Access III, PF L.P.

7.	Partners Group Constellation Access IIIA, PF L.P.

8.	Partners Group Sec 2020 Non-US RAV, PF L.P.

9.	Partners Group Sec 2020 US RAV, PF L.P.

10.	Partners Group Sec 2020 Conc. RAV, PF L.P.

11.	Partners Group Generations Access B, L.P.

L.	Adviser is PGMS I

1.	Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF

2.	Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF

3.	Partners Group Private Markets Credit Strategies 2020 (GBP) S.C.A., SICAV-RAIF

4.	Partners Group Direct Infrastructure 2020 (EUR) S.C.A., SICAV-RAIF

5.	Partners Group Global Infrastructure 2018 (EUR) S.C.A., SICAV-RAIF

6.	Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF – 2018 (EUR)

7.	Partners Group Direct Equity IV (EUR) L.P. S.C.Sp., SICAV-RAIF

8.	Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF

9.	Partners Group Private Markets ELTIF SICAV

M.	Adviser is PGML II

1.	Partners Group Global Value 2014, L.P. Inc.

2.	Partners Group Secondary 2015 (EUR), L.P. Inc.

3.	PG Partners Fund, L.P.

N.	Adviser is PGMS II

1.	Partners Group Direct Infrastructure 2020 (USD), L.P. S.C.Sp., SICAV-RAIF

2.	Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF

3.	Partners Group LIFE 2018 S.C.A., SICAV-RAIF

O.	Adviser is PGMS III

1.	Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF

2.	Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF

3.	Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF

4.	Partners Group Global Value 2014 (EUR) S.C.A., SICAR

5.	Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF

6.	Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF

7.	Partners Group Global Value 2017 S.C.A., SICAV-SIF

8.	Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income

P.	Adviser is PGMS IV EUR

1.	Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF

2.	Partners Group Direct Infrastructure 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF

3.	Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF

4.	Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF

5.	Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF

Q.	Adviser is PGMS V GBP

1.	Partners Group Multi Asset Credit VI S.C.A., SICAV-RAIF

R.	Adviser is PGMS VI USD

1.	Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF

S.	Adviser is PGML IX

1.	Partners Group Global Infrastructure 2012, L.P. Inc.

T.	Adviser is PGML V

1.	Partners Group Emerging Markets 2015, L.P. Inc.

U.	Adviser is PGML VII

1.	Partners Group Direct Equity 2016 (USD) C, L.P.

2.	Partners Group Direct Equity 2016 (USD) C-G, L.P.

3.	Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.

V.	Adviser is PGML VIII

1.	Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.

2.	Partners Group Direct Equity 2016 (EUR), L.P. Inc.

W.	Adviser is PGML XI

1.	Partners Group Global Growth 2014, L.P. Inc.

2.	Partners Group Secondary 2015 (USD) C, L.P.

3.	Partners Group Secondary 2020 (USD) C, L.P. Inc.

X.	Adviser is PGML, XII

1.	Partners Group Global Value 2017, L.P. Inc.

Y.	Adviser is PGUSM II

1.	Partners Group Private Equity II, LLC

Z.	Adviser is PGUSM III

1.	Partners Group Private Credit Strategy Finance, LLC

2.	Partners Group Private Credit Strategy (Master Fund), LLC

3.	Partners Group Private Credit Strategy Finance II, LLC

EXHIBIT A

VERIFICATION

The undersigned states that he or she has duly executed the attached application dated as of August 8, 2023 for and on behalf of each entity listed below; that he or she is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Partners Group Private Equity (Master Fund), LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

By:	/s/ Helen Yankilevich
Name:	Helen Yankilevich
Title:	COO

Partners Group (USA) Inc.

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	Partner

By:	/s/ Joel Schwartz
Name:	Joel Schwartz
Title:	Partner

Partners Group AG

By:	/s/ Warwick McDonald
Name:	Warwick McDonald
Title:	Regional Head

By:	/s/ Tobias Giesser
Name:	Tobias Giesser
Title:	Managing Director

By: Partners Group (UK) Limited
On behalf of itself and as authorised corporate director of:
Partners Group Generations Fund I

By:	/s/ Michael Bryant
Name:	Michael Bryant
Title:	Director

By:	/s/ Christopher Bone
Name:	Christopher Bone
Title:	Director

Partners Group (Luxembourg) S.A.
On behalf of itself and as management compnay of:
Partners Group (Italy) Global Value 2014
Partners Group Generations S.A., SICAV-SIF
Partners Group Generations S.A., SICAV-SIF – Loan Access
Partners Group Generations S.A., SICAV-SIF – Private Markets GBP

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Partners Group Private Loans S.A., SICAV-SIF
On behalf of itself and its sub-fund:
Partners Group Private Loans S.A., SICAV-SIF - SUB-FUND I

By:	/s/ Arnaud Lambillon
Name:	Arnaud Lambillon
Title:	Director

By:	/s/ Malte Zybulski
Name:	Malte Zybulski
Title:	Manager

Partners Group Private Markets ELTIF SICAV

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

By:	/s/ Maria Pena Lopez
Name:	Maria Pena Lopez
Title:	Authorized Signatory

Executed by Partners Group Cayman Management I Limited
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) A, L.P.
Partners Group Direct Infrastructure 2016 (USD) A, L.P.
Partners Group Secondary 2015 (USD) A, L.P.
Partners Group Private Credit Diversified Fund I (USD) A, L.P.
Partners Group Direct Infrastructure 2020 (USD) A, L.P.
Partners Group Direct Equity IV (USD) A, L.P.
Partners Group Secondary 2020 (USD) A, L.P.
Partners Group LIFE 2018 A, L.P.

By:	/s/ Samantha Le Marquand
Name:	Samantha Le Marquand
Title:	Director

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

Executed by Partners Group Cayman Management III Limited
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) C-I, L.P.
Partners Group Subordinated Debt Fund 2018 (USD) C-I, L.P.
Partners Group Direct Equity IV (USD) C-I, L.P.
Partners Group Secondary 2020 (USD) C-I, L.P.
Partners Group LIFE 2018 C-I, L.P.
Partners Group PC Direct Lending Fund, L.P.

By:	/s/ Samantha Le Marquand
Name:	Samantha Le Marquand
Title:	Director

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

Executed by Partners Group Cayman Management IV Limited
On behalf of itself and as manager of
Partners Group Global Value 2018 CERPI

By:	/s/ Tobias Giesser
Name:	Tobias Giesser
Title:	Managing Director

By:	/s/ Peter Wu
Name:	Peter Wu
Title:	Board Member and CEO

Executed by Partners Group Management VIII Limited
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.
Partners Group Direct Equity 2016 (EUR), L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management VII Limited
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (USD) C, L.P
Partners Group Direct Equity 2016 (USD) C-G, L.P.
Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management V Limited
On behalf of itself and as general partner of
Partners Group Emerging Markets 2015, L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management XI Limited
On behalf of itself and as general partner of
Partners Group Global Growth 2014, L.P. Inc.
Partners Group Secondary 2015 (USD) C, L.P.
Partners Group Secondary 2020 (USD) C, L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management IX Limited
On behalf of itself and as general partner of
Partners Group Global Infrastructure 2012, L.P. Inc

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management Limited
On behalf of itself and as general partner of
Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.
Partners Group Global Infrastructure 2018 (EUR), L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management II Limited
On behalf of itself and as general partner of
Partners Group Global Value 2014, L.P. Inc.
Partners Group Secondary 2015 (EUR), L.P. Inc.
PG Partners Fund, L.P.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management XII Limited
On behalf of itself and as general partner of
Partners Group Global Value 2017, L.P. Inc.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management (Scots) LLP
On behalf of itself and as general partner of
Partners Group D Infra 2020 Non-US RAV, LP
Partners Group D Infra 2020 US RAV, L.P.
Partners Group SLF Access, L.P.
Partners Group DE 2019 Non-US RAV, L.P.
Partners Group DE 2019 US RAV, L.P.
Partners Group Constellation Access III, PF L.P.
Partners Group Constellation Access IIIA, PF L.P.
Partners Group Sec 2020 Non-US RAV, PF L.P.
Partners Group Sec 2020 US RAV, PF L.P.
Partners Group Sec 2020 Conc. RAV, PF L.P.
Partners Group Generations Access B, L.P.

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorized Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorized Signatory

Executed by Partners Group Management I S.à r.l.
On behalf of itself and as general partner of
Partners Group Multi Asset Credit V S.C.A., SICAV-RAIF
Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF
Partners Group Direct Infrastructure 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Global Infrastructure 2018 (EUR) S.C.A., SICAV-RAIF
Partners Group Subordinated Debt Fund S.C.A., SICAV-RAIF – 2018 (EUR)
Partners Group Direct Equity IV (EUR) L.P. S.C.Sp., SICAV-RAIF
Partners Group Direct Equity IV (EUR) S.C.A., SICAV-RAIF

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Executed by Partners Group Management VI (USD) S.à r.l.
On behalf of itself and as general partner of
Partners Group Direct Equity IV (USD) S.C.A., SICAV-RAIF

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Executed by Partners Group Management V (GBP) S.à r.l.
On behalf of itself and as general partner of
Partners Group Private Markets Credit Strategies 2020 (GBP) S.C.A., SICAV-RAIF
Partners Group Multi Asset Credit VI S.C.A., SICAV-RAIF

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Executed by Partners Group Management II S.à r.l.
On behalf of itself and as general partner of
Partners Group Direct Infrastructure 2020 (USD), L.P. S.C.Sp., SICAV-RAIF
Partners Group U.S. Private Equity 2020 S.C.A., SICAV-RAIF
Partners Group LIFE 2018 S.C.A., SICAV-RAIF

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Executed by Partners Group Management III S.à r.l.
On behalf of itself and as general partner of
Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF
Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF
Partners Group Global Value 2014 (EUR) S.C.A., SICAR,
Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF
Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF
Partners Group Global Value 2017 S.C.A., SICAV-SIF
Partners Group Active Income S.C.A., SICAV-SIF - PG Active Income

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

By Partners Group Management IV (EUR) S.à r.l.
On behalf of itself and as general partner of
Partners Group European Direct Lending Strategy 2021 (EUR) S.C.A., SICAV-RAIF
Partners Group Direct Infrastructure 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF
Partners Group Global Value 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Secondary 2020 (EUR) S.C.A., SICAV-RAIF
Partners Group Secondary 2020 (EUR), L.P. S.C.Sp., SICAV-RAIF

By:	/s/ Rekha Sookloll
Name:	Rekha Sookloll
Title:	Authorized Signatory

By:	/s/ Catherine Greyer
Name:	Catherine Greyer
Title:	Authorized Signatory

Executed by Partners Group US Management II LLC
on behalf of itself and as manager of
Partners Group Private Equity II, LLC

By:	/s/ Ron Lamontagne
Name:	Ron Lamontagne
Title:	Authorized Signatory

By:	/s/ Philip Wolf
Name:	Philip Wolf
Title:	Authorized Signatory

Executed by Partners Group US Management III LLC
on behalf of itself and as manager of
Partners Group Private Credit Strategy Finance, LLC
Partners Group Private Credit Strategy (Master Fund), LLC
Partners Group Private Credit Strategy Finance II, LLC

By:	/s/ Christopher Hardinson
Name:	Christopher Hardinson
Title:	Authorized Signatory

By:	/s/ Michael Villegas
Name:	Michael Villegas
Title:	Director

Executed by Partners Group Private Markets (Australia) Pty. Ltd.
On behalf of itself and as investment manager of
Partners Group Global Multi-Asset Fund

By:	/s/ Martin Scott
Name:	Martin Scott
Title:	Director

By:	/s/ Michelle Peterson
Name:	Michelle Peterson
Title:	Company Secretary

Partners Group Global Value SICAV

By:	/s/ Helene Muller Schwiering
Name:	Helene Muller Schwiering
Title:	Director

By:	/s/ Daniel Van Hove
Name:	Daniel Van Hove
Title:	Director

The Partners Fund SICAV

By:	/s/ Arnaud Lambillon
Name:	Arnaud Lambillon
Title:	Director

By:	/s/ Alex Wiederkehr
Name:	Alex Wiederkehr
Title:	Manager

Executed by Partners Group (Guernsey) Limited
On behalf of itself and on behalf of
The Partners Fund
Partners Group Investment ICC Limited
Princess Private Equity Holding Limited
Partners Group Private Equity Performance Holding Limited
WIN Alt IC Limited
Princess Management Limited
Partners Group Generations (EUR) IC Limited
Partners Group Generations (GBP) IC Limited
Partners Group Generations (USD) IC Limited
Princess Direct Investments, L.P. Inc.
Princess Private Equity Subholding Limited

By:	/s/ Sam Le Marquand
Name:	Sam Le Marquand
Title:	Authorised Signatory

By:	/s/ Daniel Stopher
Name:	Daniel Stopher
Title:	Authorised Signatory

Partners Group Lending Fund, LLC

By:	/s/ Bradley Eggers
Name:	Bradley Eggers
Title:	Authorized Signatory

By:	/s/ Brian Igoe
Name:	Brian Igoe
Title:	Authorized Signatory

EXHIBIT B

Resolutions of the Board of Directors of

Partners Group Private Equity (Master Fund), LLC

WHEREAS, the Board of Managers (the “Board”) of Partners Group Private Equity (Master Fund), LLC (the “Fund”) deems it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Fund Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.